Exhibit 99.2

ZenaTech’s ZenaDrone Begins Testing Phase for Interceptor P-1 Counter-UAS Drone Platform

Low-cost VTOL autonomous interceptor advances company’s integrated Counter-UAS portfolio and defense system.

VANCOUVER, British Columbia, (July 28, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces that its ZenaDrone subsidiary has commenced the initial flight testing phase of its Interceptor P-1, the Company’s low-cost, one-way autonomous counter-drone platform designed to physically intercept hostile unmanned aerial systems (UAS).

The commencement of testing represents a significant step in expanding the Company’s Counter-UAS drone portfolio and integrated defense system. The Interceptor P-1 is designed as a vertical takeoff and landing (VTOL), one-way autonomous interceptor intended to provide an affordable alternative to traditional missile-based drone defense systems and asymmetric warfare combatting drone swarms with multi-million-dollar missiles.

“Our engineering team has reached an important milestone as we begin flight testing of the Interceptor P-1,” said Shaun Passley, Ph.D., CEO of ZenaTech. “This program is focused on validating the aircraft’s flight characteristics, autonomous capabilities, and system reliability before advancing to increasingly complex interception exercises. We believe the demand for affordable counter-drone solutions continues to grow globally as military organizations and critical infrastructure operators seek cost-effective methods to defend against rapidly evolving drone threats.”

The initial flight test campaign, to be conducted by the ZenaDrone engineering team at the company’s testing range near its Mesa, Arizona facility, will evaluate vertical takeoff and landing performance, high-speed maneuverability, target acquisition and tracking algorithms, guidance controls, and communications reliability. Subsequent phases are expected to include autonomous target pursuit, moving-target intercept exercises, multi-drone operational scenarios, and integration with the Company's Zena AI Counter-UAS command software.

The Interceptor P-1 prototype was first disclosed in March 2026 which included a target selling price of under $5,000 USD, positioning it as a significantly lower-cost alternative to traditional missile-based and laser-based intercept systems for modern asymmetric drone warfare. In April 2026, ZenaTech provided a further update on its expanding defense manufacturing footprint, announcing the registration of Phoenix Aero LLC, a Ukrainian entity based in Lviv, which is being established to support future manufacturing and testing of the Interceptor P-1 and other counter-UAS systems as part of the Company’s EMEA operations. ZenaTech is in the process of setting up this office.

The Company believes that low-cost autonomous interceptors will play an increasingly important role in defending military bases, in maritime situations, at airports, energy facilities, government infrastructure, ports, border operations, and other critical assets against hostile drones and drone swarm attacks.

The Interceptor P-1 is being engineered to operate as part of ZenaTech’s broader Counter-UAS ecosystem, integrating with the Company’s AI-powered threat detection, classification, and autonomous swarm command software. The complete architecture is intended to enable a single operator to monitor, identify, prioritize, and respond to multiple airborne threats simultaneously using coordinated autonomous interceptor drones.

ZenaTech expects to continue expanding the testing program throughout 2026 as development progresses toward future operational demonstrations and customer evaluations. Further updates will be provided as additional milestones are reached.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for business, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive speed, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and global network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications.

Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.